SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Operational Performance of Refining Park

Rio de Janeiro, January 7, 2014 – Petróleo Brasileiro S.A – Petrobras inform that its refining park in Brazil processed an average of 2,034,000 barrels of oil per day between January and November 2013, a rise of 8% from the 1,897,000 barrels per day registered in the same period of 2012, adhering to the most rigorous principles of safety.

This new operational parameter stems from improved performance obtained with the start-up of new quality and conversion units since 2012, in addition to the optimization of refining processes and removal of some bottlenecks in the oil and oil products flow infrastructure.

In order to evaluate the performance of its units, Petrobras uses the refining park Utilization Factor (FUT), as one of the indicators that measures operational performance. The FUT is calculated as follows:

FUT (%) =	Processed Feedstock
Reference Feedstock

Processed Feedstock: Volume of oil processed in a given period.

Reference Feedstock or Installed capacity1: Maximum volume to be processed at distillation units while assuring sustainability of the operation of the entire refinery.

The establishment of the Reference Feedstock at a refining facility is the result of a series of studies such as those related to process engineering, atmospheric emissions and hydric effluents, as well as the economics of the refinery. Reference Feedstock of all refineries are approved and authorized by state environmental agencies and by the ANP (Brazil’s National Petroleum, Natural Gas and Biofuels Agency), which check and confirm compliance with equipment design limits and safety, environmental and product quality requirements.

Note that, under certain circumstances, authorization is obtained from the ANP and the same environmental agencies to conduct operational tests for a pre-established period (45 days to 8 months), with the objective of evaluating the feasibility of increasing the Reference Feedstock. This volume authorized provisionally for tests period, added to the Reference Feedstock, is referred to as the Authorized Feedstock, and is the maximum limit of operation for each refining unit in this period.

[1] Installed capacity is the term used in the Financial Report in the quarterly results.

Both the Reference and Authorized Feedstock are approved by the ANP and by the state environmental agencies.

Given that the processed feedstock was 2,034,000 barrels per day from January to November 2013, and the Reference feedstock is 2,102,000 barrels per day, the Refining Park FUT was 97.4% in this period. If the Authorized feedstock is considered, the utilization level was 91.9%, given that the Authorized feedstock is 2,228,000 barrels per day.

The utilization level  of the refineries (91.9%) is comparable to that achieved by the best performance US refineries (1st quartile), which was 92.2% between 2011 and 2012, according to the data of Solomon Associates2, an international consultancy specialized in the refining sector.

Petrobras strictly complies with the schedule and all the maintenance standards and procedures of the refineries facilities, according to the provisions that regulate such procedures and schedule - Regulatory Standards (NR) NR-13 and NR-10, ABNT 15.417, N-2.555, API-510 and API-570 and units are required to maintain their SPIE (In-House Equipment Inspection Service) certificates updated. SPIE certificates are issued by the IBP (Brazilian Oil, Natural Gas and Biofuels Institute), which, ultimately, attests to and formalizes the competence of refining facilities’ teams to maintain the physical integrity of their facilities.

Furthermore, Petrobras has a permanent practice to analyse the occurrences in order to improve its operating procedures. Accordingly, a Work Group was set up on last December 15, to use as main input, the conclusions of the specific investigative commissions formed for each occurrence, with the objective of analyzing them in a systemic manner and proposing measures that further improve existing procedures and practices in the execution of operational and maintenance activities of Petrobras’ refining units.

2 Study released in January 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.